

November 24, 2014

<u>Via E-Mail</u>
Mr. Ross M. Doyle
Chief Financial Officer
Aurora Gold Corporation
c/o Coresco AG
Level 3, Gotthardstrasse 20, 6300
Zug, Switzerland

  Re: **Aurora Gold Corporation.**
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 31, 2014
     File No. 000-24393

Dear Mr. Doyle:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ John Reynolds

          John Reynolds
          Assistant Director